Farmers & Merchants Bancorp, Inc.
July 28, 2010
William Friar
Senior Financial Analyst
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Re:	Farmers & Merchants Bancorp, Inc., Archbold, Ohio (“F&M”) File No. 0-14492
Dear Mr. Friar:
     This letter is to confirm the agreement yesterday between yourself and F&M’s outside legal counsel, David J. Mack, regarding an extension of 15 business days to complete our response to the comment letter issued by the Division of Corporation Finance dated July 14, 2010. The extension will allow our personnel to focus on completing the filing of F&M’s quarterly report on Form 10-Q for the periods ended June 30, 2010, which report is required to be filed with the Securities and Exchange Commission no later than August 9, 2010.
     Please contact me at (419) 446-2501 with any questions.

Very truly yours,
/s/ Barbara J. Britenriker
Barbara J. Britenriker, Executive Vice President and Chief Financial Officer